FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 0-30324

                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form 40-F___
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD. ANNOUNCES RECORD RESULTS. Dated July 28, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RADWARE LTD.


Date: July 29, 2003                         By:   /s/ Meir Moshe
                                                   ___________________
                                                   Meir Moshe
                                                   Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1                       Press Release: RADWARE LTD.  ANNOUNCES RECORD
                           RESULTS. Dated July 28, 2003.

                                  EXHIBIT 10.1

Contact:          Meir Moshe, Chief Financial Officer, Radware Ltd.
                  011-972-3766-8610
                  Dennis S. Dobson, for Radware Ltd.
                  (203) 255-7902


                      RADWARE LTD. ANNOUNCES RECORD RESULTS


* Quarter record revenues of $13.2 million
* Quarterly profit of  $0.07 per diluted share

         Tel Aviv, Israel, July 28, 2003-- Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and the security of networked applications, today reported record revenues of $13.2 million for the second quarter of 2003, an increase of 25% compared with sales of $10.6 million for the second quarter of 2002, and an increase of 5% sequentially vs. $12.6 million sales for the first quarter of 2003.

         Net profit for the second quarter of 2003 was $1.2 million or $0.07 per diluted share, compared to net loss of $0.8 million or $0.05 loss per share in the second quarter of 2002 and net profit of $0.8 million or net earnings per share of $0.05 in the first quarter of 2003.

         This quarter is marked also by Radware's return to operating profit. Operating profit for the second quarter of 2003 was $0.3 million, compared to operating loss of $1.9 million in the second quarter of 2002 and operating loss of $0.2 million in the first quarter of 2003.

          The company continues to maintain positive operating cash flow. During this quarter the company generated cash of $2.5 million, which led to a balance of $129.4 million in cash, short-term and long-term bank deposits and marketable securities.

         "This was an excellent quarter for Radware, as we delivered our seventh consecutive quarter of sequential growth in sales", said Roy Zisapel, President and CEO, Radware. "Deployment of our security solutions was especially strong this past quarter as carriers and financial institutions implemented Radware's application switching solutions for comprehensive site-wide security".



During the quarter ended June 30, 2003, Radware released the following significant announcements:

o Radware Delivers Content Inspection Director (CID) Version 2.0 - Unmatched Anti-Virus Scanning and Content Filtering
o Radware on Course in the Higher Education Market - Addresses the Need for Connectivity, Availability and Security at Universities and Educational Institutions Worldwide
o Audiovox is One of More Than 1,100 LinkProof Customers Who Benefit from High Network Availability, Performance, and Optimization
o Today's Accuweather Forecast: "Continuous High Availability and Optimum Online Performance"
o Radware Deploys Its Application Switching Solutions to Ensure Clear Link Internet Service for Dacom Corporation
o Radware's Application Switching Is The Power Behind a Web Infrastructure For 450,000 Student Applicants To UK's Universities and Colleges
o Radware and Allasso to Sign European Distribution Partnership for Application Switching Solutions

Company management will host a quarterly investor conference call at 8:45 AM EST on July 28, 2003. The call will focus on financial results for the quarter ended June 30, 2003, and certain other matters related to the Company's business.

The conference call will be webcast on July 28, 2003 at 8:45 AM (EST in the "listen only" mode via the Internet at:
http://www.radware.com/content/company/investorrelations/default.asp
--------------------------------------------------------------------

About Radware
Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), Content Inspection Director (CID), FireProof, LinkProof, Peer Director, CertainT
100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

                                       ###

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations, the uncertainty related to the outcome and expenses of litigation and other factors which are detailed in the company's SEC filings.



                                      Condensed Consolidated Balance Sheets
                                           (U.S. Dollars In thousands)

                                               December 31,               June 30,
                                                    2002                    2003
                                               -------------------   -------------------

Current assets
Cash, cash equivalents and short-term
marketable securities                                      52,274                55,518
Trade receivables, net                                      8,695                 8,475
Other receivables and prepaid expenses                      1,152                 1,630
Inventories                                                 2,988                 2,488
                                                            -----                 -----
                                                           65,109                68,111

Property and equipment, net                                 3,644                 3,283
                                                            -----                 -----
Long-term bank deposit  and marketable
securities                                                 73,027                73,880
                                                           ------                ------
Other assets                                                1,218                 1,390
                                                            -----                 -----
Total assets                                              142,998               146,664
                                                          =======               =======

Current liabilities
Trade payables                                              2,612                 2,498
Deferred revenues, other payables and accrued
expenses                                                   11,807                12,803
                                                           ------                ------
                                                           14,419                15,301
                                                           ------                ------

Accrued severance pay                                       1,191                 1,439
                                                            -----                 -----
Minority's interest                                            31                    55
                                                               --                    --
Total liabilities                                          15,641                16,795
                                                           ------                ------

             Shareholders' equity
Share capital                                                 424                   426
Additional paid-in capital                                132,005               132,625
Treasury stock                                              (254)                 (254)
Deferred compensation                                        (98)                  (47)
Accumulated other comprehensive income (loss)
                                                               89                  (74)
Accumulated deficit                                       (4,809)               (2,807)
                                                          -------               -------
Total shareholders' equity                                127,357               129,869
                                                          -------               -------
Total liabilities and shareholders' equity                142,998               146,664
                                                          =======               =======




                                             Consolidated Statements Of Operations
                                      (U.S. Dollars In thousands, except per share data)


                                                         For the Three      For the Three     For the Six           For the Six
                                                          months ended      months ended      months ended          months ended
                                                         June 30, 2002      June 30, 2003     June 30, 2002         June 30, 2003
                                                           --------           --------            --------             -------
Sales                                                         10,560             13,172              20,661             25,761

Cost of sales                                                  1,948              2,365               3,805              4,631

                                                              ------              ------              -----              -----
Gross profit                                                   8,612             10,807              16,856             21,130
Research & Development                                         1,916              2,093               3,928              4,042
Sales & Marketing                                              7,550              7,358              14,975             14,905
General & Administrative                                       1,024              1,053               2,058              2,060
                                                              ------              ------              -----              -----
Total operating expenses                                      10,490             10,504              20,961             21,007
Operating profit (loss)                                      (1,878)                303             (4,105)                123
Financial income, net                                          1,089                918               1,947              1,913
Minority's interest                                              (7)                (20)                (34)              (34)

                                                                ----          ----------               ----              ------
Net income (loss)                                              (796)               1,201             (2,192)              2,002
                                                          ==========          ===========          =========             =======

Basic net  income (loss) per share                        $   (0.05)           $    0.07            $ (0.13)            $  0.12
                                                          ==========           ==========           ========            ========

Weighted Average shares used to compute Basic
net income (loss) per share                               16,565,566          17,074,974         16,552,630          17,050,539


Diluted net income (loss) per share                       $   (0.05)          $    0.07        $    (0.13)           $    0.11
                                                          ==========         ==========       ============           =========

Weighted Average shares used to compute Diluted
net income (loss) per share                               16,565,566          18,235,990         16,552,630          17,803,378






